SUBJECT TO COMPLETION, DATED APRIL 17, 1997

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 11, 1997

                                  $300,000,000

                         [LOGO] TRANSOCEAN OFFSHORE INC.

                      $100,000,000       % NOTES DUE 2027

                    $200,000,000       % DEBENTURES DUE 2027
                             ---------------------

     Interest on the Notes and Debentures is payable on          and          of
each year, commencing          , 1997. Holders of Notes may elect to have such
Notes, or any portion of the principal amount thereof that is an integral
multiple of $1,000, repaid on           , 2007 at 100% of the principal amount
thereof, together with accrued and unpaid interest, if any, to the date of repayment. Such election, which is irrevocable when made, must be made within
the period commencing on           , 2007 and ending at the close of business on
          , 2007. The Notes, at any time after          , 2007, and the
Debentures, at any time, may be redeemed at the option of the Company, in whole or in part, at a price equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of redemption plus a Make-Whole Premium, if any, relating to the then prevailing Treasury Yield and the remaining life of the Notes or Debentures. The Notes and Debentures will be represented by one or more global securities registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global securities will be shown on, and transfers thereof will be effected only through records maintained by DTC and its participants. Except as described herein, neither the Notes nor the Debentures will be offered in definitive form. The Notes and the Debentures will be issued only in denominations of $1,000 and integral multiples thereof. The Notes and Debentures are being offered separately and not as a unit. See "Description of Securities."
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  -------------------------------------------

                              INITIAL PUBLIC      UNDERWRITING     PROCEEDS TO
                             OFFERING PRICE(1)    DISCOUNT(2)     COMPANY(1)(3)
                             -----------------    ------------    --------------
Per Note...................           %                 %                %
Total......................       $                 $                $
Per Debenture..............           %                 %                %
Total......................       $                 $                $

------------
(1) Plus accrued interest, if any, from        , 1997.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $       payable by the Company.
                             ---------------------

     The Notes and Debentures offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes and Debentures will be ready for delivery in book-entry form only
through the facilities of DTC in New York, New York, on or about           ,
1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
            SALOMON BROTHERS INC
                           ABN AMRO CHICAGO CORPORATION
                                           CREDIT LYONNAIS SECURITIES (USA) INC.
                             ---------------------

          The date of this Prospectus Supplement is            , 1997.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND DEBENTURES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES AND DEBENTURES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                          PROSPECTUS SUPPLEMENT SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. AS USED HEREIN AND UNLESS THE CONTEXT REQUIRES OTHERWISE, "TRANSOCEAN" OR THE "COMPANY" MEANS TRANSOCEAN OFFSHORE INC. AND ITS SUBSIDIARIES AS WELL AS ITS PREDECESSORS.

                                   THE COMPANY

     Transocean Offshore Inc. is a leading international provider of deepwater and harsh environment contract drilling services for oil and gas wells. The Company currently owns, has ownership interests in or operates 30 mobile offshore drilling rigs. Transocean's fleet consists of seven fourth-generation semisubmersibles, fourteen second- and third-generation semisubmersibles, three deepwater drillships and six jackup rigs. In addition, the Company has under construction a new technologically advanced, ultra-deepwater drillship, to be called the "Discoverer Enterprise." The Company contracts these drilling rigs, related equipment and work crews on a dayrate or turnkey basis to drill offshore wells. The Company also provides additional related services, including well engineering and planning.

     The Company was founded in 1953 by Sonat Inc. ("Sonat") and J. Ray McDermott & Co., Inc. to design and construct the first jackup rig in the Gulf of Mexico. The Company, then known as "The Offshore Company," began international drilling operations in the late 1950s and was one of the first contractors to offer drilling services in the North Sea. The Company was publicly traded from 1967 until 1978, when it became a wholly owned subsidiary of Sonat. In June 1993, the Company, then known as "Sonat Offshore Drilling Inc.," completed an initial public offering of approximately 60 percent of the outstanding shares of its common stock ("Common Stock"). In July 1995, Sonat sold its remaining 40 percent interest in the Company through a secondary public offering and currently owns no capital stock of the Company.

     In September 1996, the Company acquired approximately 94 percent of the outstanding capital shares of Transocean ASA in an exchange offer for Common Stock and cash (the "Combination") and changed its name to "Transocean
Offshore Inc." During November and December 1996, the Company acquired additional shares of Transocean ASA, bringing its total ownership of Transocean ASA to over 99 percent. The aggregate purchase price of $1,503.9 million for the shares of Transocean ASA acquired consisted of 22.9 million shares of Common Stock and approximately $306 million in cash, including direct transaction costs. At the time of the Combination, Transocean ASA, a Norwegian company, was a leading offshore drilling contractor with a particular focus on the harsh environment markets in the North Sea, operating a fleet of 13 mobile offshore drilling units. The Combination was treated as a purchase for accounting purposes, effective as of September 1, 1996.

                                BUSINESS STRATEGY

     The Company is committed to achieving long-term growth through a strategy of (i) concentrating its resources in the most technically demanding segments of the offshore drilling industry, particularly in the ultra-deepwater and harsh environment markets, (ii) continuing its technological leadership in the development of offshore drilling methodologies, (iii) upgrading its existing fleet and investing in selected fleet additions to meet increasing customer demand and (iv) using its foreign operating experience and engineering expertise to capitalize on turnkey and drilling services opportunities worldwide. Consistent with this strategy, (i) in February 1996, the Company agreed to purchase, convert and upgrade a semisubmersible multi-service vessel, the MSV P. PORTIA (to be renamed the "TRANSOCEAN MARIANAS"), to an ultra-deepwater drilling rig, (ii) in May

1996, the Company announced plans to construct the DISCOVERER ENTERPRISE, which will be a technologically advanced ultra-deepwater drilling rig equipped with the Company's proprietary dual-activity drilling system, and (iii) in September 1996, the Company acquired Transocean ASA.

     Following the Combination, the Company's fleet includes full or partial ownership in seven of the world's thirteen fourth-generation semisubmersibles and fifteen of the world's total third- and fourth-generation semisubmsersibles. Other than those being constructed or upgraded, all of the Company's drilling rigs currently are being utilized, with most committed to long-term contracts expiring from 1998 through 2002. Of the seven semisubmersibles with contracts expiring in 1997, four currently have replacement contracts with varying periods through July 1999, one is subject to a letter of intent, one has a contract extension under negotiation and one is out for bid on a new drilling contract.

     The Company remains a leader in deepwater and ultra-deepwater drilling, having drilled approximately 38 percent of all wells ever drilled in water depths greater than 3,000 feet, 65 percent of all wells ever drilled in water depths exceeding 4,000 feet and 95 percent of all wells ever drilled in water depths greater than 5,000 feet. In June 1996, the Company's drillship DISCOVERER 534 set a current water depth drilling record of 7,612 feet.

     Through implementation of its business strategy and as a result of improving industry conditions (see "-- Market Outlook"), the Company increased net income in 1996 to $78 million or $2.17 per share, over $47 million, or $1.65 per share, in 1995. Revenues increased to $529 million from $323 million and EBITDA to $169 million from $98 million for the comparable periods. Total assets were $2,443 million at year-end 1996 as compared to $542 million at year-end 1995.

                    DRILLING RIG FLEET ADDITIONS AND UPGRADES

     In May 1996, the Company announced plans to construct a technologically advanced ultra-deepwater drilling rig, the DISCOVERER ENTERPRISE. The rig will initially be outfitted to drill in 7,000 feet of water but will be capable of exploration and development drilling in water depths of up to 10,000 feet. The DISCOVERER ENTERPRISE will be a dynamically positioned drillship equipped with the Company's proprietary dual-activity drilling system, which is designed to allow certain steps in drilling a well to be performed simultaneously, thereby reducing the time required to drill the well and resulting in significant cost savings. The rig is being built pursuant to a long-term contract with Amoco Production Company ("Amoco") that calls for the Company to provide the DISCOVERER ENTERPRISE and a second-generation semisubmersible for a combined minimum commitment of six years. The DISCOVERER ENTERPRISE is expected to be operational by the third quarter of 1998. In July 1996, the Company contracted with Astilleros y Talleres de Noroeste S.A., a Spanish shipyard, to commence construction of the hull and major marine systems for approximately $75 million. The Company expended approximately $37 million on the project during 1996. Remaining project expenditures are estimated to be $165 million in 1997 and $90 million in 1998, for a total construction cost of approximately $292 million.

     In February 1996, the Company contracted to purchase the TRANSOCEAN MARIANAS. The purchase price was approximately $40 million. The vessel is being upgraded and converted to an ultra-deepwater semisubmersible drilling rig with a water depth capability of 7,000 feet at a total cost of approximately $190 million, of which approximately $66 million was spent in 1996. It is expected that the rig will be placed in service in the fourth quarter of 1997. The Company has a letter of intent with Shell Offshore for a five-year drilling contract for the rig following its upgrade and conversion.

     In connection with the long-term Amoco contract for the DISCOVERER ENTERPRISE, the Company also purchased the TRANSOCEAN AMIRANTE, a second-generation semisubmersible, for approximately $32 million in June 1996. The rig will be upgraded to a water depth capability of 3,500 feet at a total cost of approximately $53 million, of which approximately $46 million was spent in 1996, and is expected to be operational in the second quarter of 1997.

                              RECENT DEVELOPMENTS

     In March 1997, the Company announced its intention to divest certain non-core operations acquired in the Combination. The operations to be divested include Transocean ASA's platform drilling, well intervention and engineering and construction businesses. The Company will continue to operate the coiled tubing drilling business of Transocean ASA. The Company has retained Oslo-based Pareto Fonds to structure the complete divestiture of these business segments via a public offering in Norway. Revenues and operating income generated from the business activities to be divested totaled approximately $110 million and $9 million, respectively, during the full year 1996 (including the period prior to the Combination). The transaction is expected to be completed by the end of the second quarter of 1997 and the proceeds will be used to repay debt.

                                 MARKET OUTLOOK

     The increased demand and higher dayrates for rigs in the deepwater and harsh-environment markets that began in 1995 have continued through 1996 and the second quarter of 1997. The improvements in these markets were due in part to technological advances that improved the economics of offshore exploration and development, as well as the greater availability of attractive concessions in markets throughout the world. Operators are showing increasing interest in deepwater areas worldwide and in some of the North Sea's more demanding locations, particularly the harsh-environment areas west of Shetlands and the northern areas offshore Norway. As a result of the improved market conditions, rigs are being contracted under longer-term agreements at higher dayrates, with customers often paying for upgrades to the rigs to operate in more challenging conditions. In response to the demands of its customers, the Company is also providing a variety of drilling services, including well planning, engineering and management through integrated service teams. Historically, the contract drilling market has been highly competitive and cyclical; thus, the Company cannot predict the extent to which the current market conditions will continue. In addition, as a result of improved market conditions, a number of drilling contractors are upgrading existing rigs or constructing new rigs that will be capable of competing with the Company's deepwater and harsh environment rigs. Although most of these rigs are being built pursuant to long-term contract commitments, there can be no assurance that, upon the expiration of such contracts and the contracts for the Company's rigs, then-current market conditions will be favorable and that current high utilization rates will continue.

                                  THE OFFERING

Securities Offered..................... $100,000,000 aggregate principal amount of Notes and $200,000,000 aggregate
                                       principal amount of Debentures
Interest Payment Dates................. and              , commencing          ,
                                        1997.
Ranking................................ The Notes and Debentures will rank pari passu with all existing unsecured,
                                       unsubordinated indebtedness of the
                                       Company and senior in right of payment
                                       to any future subordinated indebted-
                                       ness.
Optional Repayment..................... Holders of Notes may elect to have such
                                       Notes, or any portion of the principal
                                       amount thereof that is an integral
                                       multiple of $1,000, repaid on
                                                , 2007 at 100% of the
                                       principal amount thereof, together with
                                       accrued and unpaid interest, if any, to
                                       the date of repayment. Such election,
                                       which is irrevocable when made, must be
                                       made within the period commencing on
                                                , 2007 and ending at the close
                                       of business on          , 2007.
Optional Redemption.................... The Notes, at any time after
                                                   , 2007, and the Debentures,
                                       at any time, may be redeemed at the
                                       option of the Company, in whole or in
                                       part, at a price equal to 100% of the
                                       principal amount thereof plus accrued
                                       and unpaid interest, if any, to the
                                       date of redemption plus a Make-Whole
                                       Premium, if any, relating to the then
                                       prevailing Treasury Yield and the
                                       remaining life of the Notes or
                                       Debentures.
Certain Covenants...................... The indenture and supplemental indenture relating to the Notes and
                                       Debentures will contain limitations on
                                       the Company's ability to (i) incur
                                       indebtedness secured by certain liens,
                                       (ii) engage in certain sale/leaseback
                                       transactions and (iii) engage in
                                       certain merger, consolidation or
                                       reorganization transactions. See
                                       "Description of Securities."
Use of Proceeds........................ The net proceeds from the offering of the Notes and Debentures hereby (the
                                       "Offering") will be used to repay
                                       existing indebtedness under the
                                       Company's bank credit facility. See
                                       "Use of Proceeds."

                             SUMMARY FINANCIAL DATA

     This summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and the Company's consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. The statement of operations data and other financial data for the year ended December 31, 1996 include the operating results of Transocean ASA since September 1, 1996, the effective date of the Combination for accounting purposes.

                                                    YEARS ENDED DECEMBER 31,
                                          ---------------------------------------------
                                            1996       1995      1994   1993    1992
                                          ---------  ---------   ---    ---   ---------
                                          (IN MILLIONS, EXCEPT PER SHARE, RATIO AND RIG
                                                              DATA)
STATEMENT OF OPERATIONS DATA
Operating revenues......................  $     529  $     323   $243   $271  $     20
Operating and maintenance...............        351        222   179    211         149
Depreciation and amortization...........         47         26    25     21          28
General and administrative..............         23         21    18     15          18
Operating income........................        108         52    21     24           7
Net income(1)...........................         78         47    13     24          --
OTHER FINANCIAL DATA
EBITDA(2)...............................  $     169  $      98   $45    $44   $      37
Capital expenditures(3).................        213         19    59     10          13
Ratio of earnings to fixed charges(4)
     Historical.........................      10.9x      24.4x   8.3x   5.4x       1.0x
     Pro Forma(5).......................       9.5x
BALANCE SHEET DATA (AT END OF PERIOD)
Working capital.........................  $      21  $     133   $79    $78   $      44
Property and equipment, net.............      1,370        303   326    260         272
Total assets............................      2,443        542   493    472         440
Total debt..............................        420         30    30     --         178
Stockholders' equity....................      1,628        364   321    314         108
NUMBER OF RIGS (AT END OF PERIOD)
International...........................         23         10    12     16          18
Domestic................................          6          5     9      6           4
     Total..............................         29         15    21     22          22

------------
(1) Represents income before cumulative effect of accounting changes. See "'Selected Consolidated Financial Data."

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(3) Excluding acquisitions.

(4) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes and cumulative effect of accounting change plus fixed charges less capitalized interest and undistributed equity in earnings (losses) of joint ventures) by fixed charges (interest expense plus capitalized interest and the portion of rental expense that represents the interest factor).

(5) Assumes the Notes and the Debentures bear interest at annual rates of 7.5% and 8.0%, respectively. Does not reflect earnings or fixed charges of Transocean ASA prior to September 1, 1996.

                                 USE OF PROCEEDS

     The net proceeds of approximately $297.4 million from the Offering will be used to repay certain indebtedness under the Secured Credit Agreement dated as of July 30, 1996 among the Company and the members of a banking syndicate led by ABN AMRO Bank N.V., as agent (the "Credit Agreement"). The Credit Agreement provides for a term loan facility (the "Term Loan Facility") in the amount of $200 million and a revolving credit facility (the "Revolving Credit Facility") in the amount of $400 million. Loans under the Credit Agreement bear interest at a base rate or LIBOR, at the option of the Company, plus a margin that varies depending on the Company's funded debt to total capital ratio or its public senior unsecured debt rating (currently 6.0%). Both facilities have a maturity date of July 30, 2002. Borrowings under the Credit Agreement were incurred to finance the cash portion of the purchase price in the Combination, including purchases of Transocean ASA shares in November and December 1996, capital expenditures for the Company's rig fleet and the repurchase of Common Stock in February 1997. Of the total net proceeds from the Offering, $186.5 million will be used to repay indebtedness under the Term Loan Facility and the remainder will be used to repay indebtedness under the Revolving Credit Facility. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1996, as adjusted to give effect to the sale of the Notes and Debentures and the application of the net proceeds therefrom to repay certain indebtedness of the Company described under "Use of Proceeds":

                                              DECEMBER 31, 1996
                                        ------------------------------
                                          ACTUAL          AS ADJUSTED
                                        -----------       ------------
                                                (IN THOUSANDS)
Debt
     Notes...........................   $        --       $    100,000
     Debentures......................            --            200,000
     Term Loan Facility(1)...........       193,250                 --
     Revolving Credit Facility.......       193,761             89,611
     Notes Payable...................        30,000             30,000
     Other...........................         3,324              3,324
                                        -----------       ------------
          Total Debt.................       420,335            422,935
     Less Current Maturities.........        28,013              1,013
                                        -----------       ------------
          Total Long-Term Debt.......       392,322            421,922
                                        -----------       ------------
Stockholders Equity
     Common Stock, $.01 par value;
       150,000,000
       shares authorized, 51,522,985
       shares issued
       and outstanding...............           515                515
     Additional Paid-in Capital......     1,501,159          1,501,159
     Retained Earnings...............       126,035            126,035
                                        -----------       ------------
          Total Stockholder's
  Equity.............................     1,627,709          1,627,709
                                        -----------       ------------
               Total
               Capitalization........   $ 2,020,031       $  2,049,631
                                        ===========       ============
------------
(1) Does not reflect repayment of indebtedness under the Term Loan Facility of $6.75 million in March 1997.

                                    BUSINESS

     Transocean Offshore Inc. is a leading international provider of deepwater and harsh environment contract drilling services for oil and gas wells. The Company currently owns, has ownership interests in or operates 30 mobile offshore drilling rigs. Transocean's fleet consists of seven fourth-generation semisubmersibles, fourteen second- and third-generation semisubmersibles, three deepwater drillships and six jackup rigs. In addition, the Company has under construction a new technologically advanced, ultra-deepwater drillship, to be called the "Discoverer Enterprise." The Company contracts these drilling rigs, related equipment and work crews on a dayrate or turnkey basis to drill offshore wells. The Company also provides additional related services, including well engineering and planning.

     The Company was founded in 1953 by Sonat and J. Ray McDermott & Co., Inc. to design and construct the first jackup rig in the Gulf of Mexico. The Company, then known as "The Offshore Company," began international drilling operations in the late 1950s and was one of the first contractors to offer drilling services in the North Sea. The Company was publicly traded from 1967 until 1978, when it became a wholly owned subsidiary of Sonat. In June 1993, the Company, then known as "Sonat Offshore Drilling Inc.," completed an initial public offering of approximately 60 percent of the outstanding shares of its Common Stock. In July 1995, Sonat sold its remaining 40 percent interest in the Company through a secondary public offering and currently owns no capital stock of the Company.

     In September 1996, the Company acquired approximately 94 percent of the outstanding capital shares of Transocean ASA in an exchange offer for Common Stock and cash and changed its name to "Transocean Offshore Inc." During November and December 1996, the Company acquired additional shares of Transocean ASA, bringing its total ownership of Transocean ASA to over 99 percent. The aggregate purchase price of $1,503.9 million for the shares of Transocean ASA acquired consisted of 22.9 million shares of Common Stock and approximately $306 million in cash, including direct transaction costs (but excluding estimated costs of acquiring the remaining public shares of Transocean ASA). At the time of the Combination, Transocean ASA, a Norwegian company, was a leading offshore drilling contractor with a particular focus on the harsh environment markets in the North Sea, operating a fleet of 13 mobile offshore drilling units. The Combination was treated as a purchase for accounting purposes, effective as of September 1, 1996.

BUSINESS STRATEGY

     The Company is committed to achieving long-term growth through a strategy of (i) concentrating its resources in the most technically demanding segments of the offshore drilling industry, particularly in the ultra-deepwater and harsh environment markets, (ii) continuing its technological leadership in the development of offshore drilling methodologies, (iii) upgrading its existing fleet and investing in selected fleet additions to meet increasing customer demand and (iv) using its foreign operating experience and engineering expertise to capitalize on turnkey and drilling services opportunities worldwide. Consistent with this strategy, (i) in February 1996, the Company agreed to purchase, convert and upgrade a semisubmersible multi-service vessel, the MSV P. PORTIA (to be renamed the "TRANSOCEAN MARIANAS"), to an ultra-deepwater drilling rig, (ii) in May 1996, the Company announced plans to construct the DISCOVERER ENTERPRISE, which will be a technologically advanced ultra-deepwater drilling rig equipped with the Company's proprietary dual-activity drilling system, and (iii) in September 1996, the Company acquired Transocean ASA.

     Following the Combination, the Company's fleet includes full or partial ownership in seven of the world's thirteen fourth-generation semisubmersibles and fifteen of the world's total third- and fourth-generation semisubmsersibles. Other than those being constructed or upgraded, all of the Company's drilling rigs currently are being utilized, with most committed to long-term contracts expiring from 1998 through 2002. Of the seven semisubmersibles with contracts expiring in 1997, four currently have replacement contracts with varying periods through July 1999, one is subject to a letter of intent, one has a contract extension under negotiation and one is out for bid on a new drilling contract.

     The Company remains a leader in deepwater and ultra-deepwater drilling, having drilled approximately 38 percent of all wells ever drilled in water depths greater than 3,000 feet, 65 percent of all wells ever drilled in water depths exceeding 4,000 feet and 95 percent of all wells ever drilled in water depths greater than 5,000 feet. In June 1996, the Company's drillship DISCOVERER 534 set a current water depth drilling record of 7,612 feet.

     Through implementation of its business strategy and as a result of improving industry conditions (see "-- Market Outlook"), the Company increased net income in 1996 to $78 million or $2.17 per share, over $47 million, or $1.65 per share, in 1995. Revenues increased to $529 million from $323 million and EBITDA to $169 million from $98 million for the comparable periods. Total assets were $2,443 million at year-end 1996 as compared to $542 million at year-end 1995.

RECENT DEVELOPMENTS

     In March 1997, the Company announced its intention to divest certain non-core operations acquired in the Combination. The operations to be divested include Transocean ASA's platform drilling, well intervention and engineering and construction businesses. The Company will continue to operate the coiled tubing drilling business of Transocean ASA. The Company has retained Oslo-based Pareto Fonds to structure the complete divestiture of these business segments via a public offering in Norway. Revenues and operating income generated from the business activities to be divested totaled approximately $110 million and $9 million, respectively, during the full year 1996 (including the period prior to the Combination). The transaction is expected to be completed by the end of the second quarter of 1997 and the proceeds will be used to repay debt.

MARKET OUTLOOK

     The increased demand and higher dayrates for rigs in the deepwater and harsh-environment markets that began in 1995 have continued through 1996 and the second quarter of 1997. The improvements in these markets were due in part to technological advances that improved the economics of offshore exploration and development, as well as the greater availability of attractive concessions in markets throughout the world. Operators are showing increasing interest in deepwater areas worldwide and in some of the North Sea's more demanding locations, particularly the harsh-environment areas west of Shetlands and the northern areas offshore Norway. As a result of the improved market conditions, rigs are being contracted under longer-term agreements at higher dayrates, with customers often paying for upgrades to the rigs to operate in more challenging conditions. In response to the demands of its customers, the Company is also providing a variety of drilling services, including well planning, engineering and management through integrated service teams. Historically, the contract drilling market has been highly competitive and cyclical; thus, the Company cannot predict the extent to which the current market conditions will continue. In addition, as a result of improved market conditions, a number of drilling contractors are upgrading existing rigs or constructing new rigs that will be capable of competing with the Company's deepwater and harsh environment rigs. Although most of these rigs are being built pursuant to long-term contract commitments, there can be no assurance that, upon the expiration of such contracts and the contracts for the Company's rigs, then-current market conditions will be favorable and that current high utilization rates will continue.

DRILLING RIG FLEET

     The Company principally uses three types of drilling rigs -- semisubmersibles, drillships and jackups -- as described below.

  SEMISUBMERSIBLES

     Semisubmersibles are floating vessels that can be submerged so that a substantial portion of the lower hull is below the water surface during drilling operations. They are well suited for operations in rough water conditions. The Company operates five of the world's thirteen operational fourth-generation semisubmersibles and has an ownership interest in two others through a corporation in which the Company has an approximate 25% equity interest. Fourth-generation semisubmersibles are those built after 1984 that have larger physical size than other semisubmersibles, harsh environment capability, high variable load capability (greater than 4,000 metric tons), 15,000 psi blowout preventers and superior motion characteristics. Fourth-generation semisubmersibles are frequently the most suitable for operations in deep water and harsh environments or for development drilling that requires larger variable loads and the ability to handle large pieces of subsea equipment. Two of these units are operating in the U.S. Gulf of Mexico, two are operating in the Norwegian sector of the North Sea and three are operating in the U.K. sector of the North Sea. The Company also owns or operates fourteen other semisubmersibles, including the TRANSOCEAN MARIANAS and the TRANSOCEAN AMIRANTE, both of which are currently in shipyards being upgraded. See " -- Drilling Rig Fleet -- Fleet Upgrades and Additions."

  DRILLSHIPS

     Drillships are generally self-propelled and designed to drill in deep water. Shaped like a conventional ship, they are the most mobile of the major rig types. The Company owns two dynamically positioned drillships, which have drilled in deeper water than any other offshore drilling rig. Dynamic positioning allows a vessel to maintain a constant position through the use of its on-board propulsion system. The Company's dynamically positioned drillships, DISCOVERER SEVEN SEAS and DISCOVERER 534, set two current world records for deepwater drilling in connection with projects during 1987 and 1996 for Shell and Amoco, respectively. In addition, the Company is constructing a new technologically advanced, dynamically positioned drillship, the DISCOVER ENTERPRISE, and operates the drillship DISCOVERER 511 pursuant to a bareboat charter agreement. See " -- Drilling Rig Fleet -- Fleet Upgrades and
Additions."

  JACKUP RIGS

     The Company operates six jackup rigs. Jackup rigs stand on the ocean floor with their hull and drilling equipment elevated above the water on connected support legs. They are best suited for water depths of 350 feet or less. Additionally, pursuant to an agreement between Transocean ASA and Global Marine, Inc. ("Global Marine"), the Company participates in the cash flow from three jackup rigs which are owned and operated by Global Marine, and Global Marine participates in the cash flow from a jackup rig, the TRANSOCEAN NORDIC, owned by Transocean ASA. Global Marine is disputing various matters under the agreement, including the distribution of revenues from the rigs and whether the Company's acquisition of Transocean ASA may have given rise to a right of first refusal on the part of Global Marine to purchase the TRANSOCEAN NORDIC. The agreement provides for the resolution of such disputes through arbitration, and Global Marine has initiated an arbitration process with respect to such matters. The Company believes that Global Marine's claims are without merit and that the outcome of any arbitration process relating to such claims will have no material adverse effect on the Company's operations or financial position.

  FLEET ADDITIONS AND UPGRADES

     In May 1996, the Company announced plans to construct a technologically advanced ultra-deepwater drilling rig, to be called the "DISCOVERER
ENTERPRISE." The rig will initially be outfitted to drill in 7,000 feet of water but will be capable of exploration and development drilling in water depths of up to 10,000 feet. The DISCOVERER ENTERPRISE will be a dynamically positioned drillship equipped with the Company's proprietary dual-activity drilling system, which is designed to allow certain steps in drilling a well to be performed simultaneously, thereby reducing the time required to drill the well and resulting in significant cost savings. The rig is being built pursuant to a long-term contract with Amoco that calls for the Company to provide the DISCOVERER ENTERPRISE and a second-generation semisubmersible for a combined minimum commitment of six years. The DISCOVERER ENTERPRISE is expected to be operational by the third quarter of 1998.

     In July 1996, the Company contracted with Astilleros y Talleres de Noroeste S.A., a Spanish shipyard, to commence construction of the hull and major marine systems of the DISCOVERER ENTERPRISE for approximately $75 million. The Company expended approximately $37 million on the project during 1996. Remaining project expenditures are estimated to be $165 million in 1997 and $90 million in 1998, for a total construction cost of approximately $292 million.The Company has prepared and filed an application for a patent with the U.S. Patent and Trademark Office with respect to this system. The Company's obligation to accept delivery and ownership of the rig is subject to various contingencies, including the rig's meeting certain performance criteria and the shipbuilder's completing the rig within the contract time period. In connection with the construction of the DISCOVERER ENTERPRISE and upgrade of the TRANSOCEAN AMIRANTE, the Company entered into a secured credit agreement with a syndicate of banks led by ABN AMRO Bank N.V. effective December 27, 1996. Under the credit agreement, approximately $340 million is available for drawdown during the construction period.

     In February 1996, the Company contracted to purchase the TRANSOCEAN MARIANAS. The purchase price was approximately $40 million. The vessel is being upgraded and converted to an ultra-deepwater semisubmersible drilling rig with a water depth capability of 7,000 feet at a total cost of approximately $190 million, of which approximately $66 million was spent in 1996. It is expected that the rig will be placed in service in the fourth quarter of 1997. The Company has a letter of intent with Shell Offshore for a five-year drilling contract for the rig following its upgrade and conversion.

     In connection with the long-term Amoco contract for the DISCOVERER ENTERPRISE, the Company also purchased the TRANSOCEAN AMIRANTE, a second-generation semisubmersible, for approximately $32 million in June 1996. The rig will be upgraded to a water depth capability of 3,500 feet at a total cost of approximately $53 million, of which approximately $46 million was spent in 1996, and is expected to be operational by the second quarter of 1997.

     In November 1996, the Company entered into a bareboat charter agreement with the Ghana National Petroleum Corporation ("GNPC") for the drillship DISCOVERER 511. The agreement has a minimum term of two years commencing in March 1997 and calls for minimum charter hire payments totaling $8.8 million. The DISCOVERER 511 entered a U.S. Gulf Coast shipyard in December 1996 for refurbishment, which was completed in March 1997. The Company's portion of this refurbishment is not expected to exceed $3 million. The drillship has been deployed in connection with a three-well turnkey drilling project with Petroleos Mexicanos ("Pemex"), which was awarded to the Company in January 1997.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The following table provides certain information about the Company's drilling rig fleet as of April 1, 1997:

                               DRILLING RIG FLEET

                                         YEAR        WATER        DRILLING                                              ESTIMATED
                                        ENTERED      DEPTH         DEPTH                                                 CONTRACT
            TYPE AND NAME               SERVICE    CAPABILITY    CAPABILITY       LOCATION           CUSTOMER         EXPIRATION(1)
-------------------------------------   -------    ----------    ---------- -------------------    -----------------  -------------
                                                          (IN FEET)
FOURTH-GENERATION SEMISUBMERSIBLES
Polar Pioneer........................    1985          1,500        25,000  Norway -- North Sea    Norsk Hydro         February 1998
Transocean Arctic....................    1986          1,650        25,000  Norway -- North Sea    Statoil             December 1998
Henry Goodrich(2)....................    1985          2,000        30,000  U.K. -- North Sea      British Petroleum   December 1998
Paul B. Loyd, Jr.(2)(3)..............    1991          2,000        25,000  U.K. -- North Sea      British Petroleum   December 1998
Transocean Rather....................    1988          4,500        25,000  U.S. Gulf of Mexico    Shell Offshore      July 1998
Transocean No. 8(4)..................    1987          4,500        25,000  U.K. -- North Sea      Amerada Hess        June 1999
Sonat Richardson.....................    1988          5,000        25,000  U.S. Gulf of Mexico    Shell Offshore      February 1999
OTHER SEMISUBMERSIBLES
Sonat D-F 97(5)......................    1977            660        25,000  U.S. Gulf of Mexico    Burlington Res.     July 1997
                                                                                                   Texaco              August 1998
Transocean Explorer..................    1976          1,250        25,000  U.K. -- North Sea      Total               May 1997
                                                                                                   Marathon            January 1998
Transocean Discoverer................    1977          1,250        25,000  U.K. -- North Sea      Amerada Hess        December 1997
                                                                                                   Talisman            July 1999
Transocean Wildcat(6)................    1977          1,300        25,000  Norway -- North Sea    Statoil             December 1999
Treasure Saga(6).....................    1983          1,500        25,000  Norway -- North Sea    Norsk Hydro         April 1997
                                                                                                   Statoil             May 1999
Transocean Searcher(6)...............    1983          1,500        25,000  Norway -- North Sea    Statoil             June 2002
Transocean Prospect(6)...............    1983          1,500        25,000  Norway -- North Sea    Statoil             February 1999
Kan Tan IV(7)........................    1983          2,000        25,000  U.K. -- North Sea      Amerada Hess        December 1997
Transocean John Shaw.................    1982          2,000        25,000  U.K. -- North Sea      Shell Expro         January 1999
Sonat D-F 96.........................    1975          2,300        25,000  U.S. Gulf of Mexico    Texaco              May 1998
Transocean Driller...................    1991          2,600        25,000  Nigeria                Statoil             August 1997
Treasure Legend......................    1983          3,500        25,000  Brazil                 Petrobras           December 1997
Transocean Amirante(8)...............   1978/1997      3,500        25,000  U.S. Gulf of Mexico    Amoco               May 1998
Transocean Marianas(9)...............   1979/1997      7,000        25,000  U.S. Gulf of Mexico    Shell Offshore      October 2002
DRILLSHIPS
Discoverer 511(10)...................   1976/1997      2,000        25,000  Mexico                 Pemex               March 1999
Discoverer Seven Seas(3).............    1976          6,500        25,000  U.S. Gulf of Mexico    Exxon               May 1999
Discoverer 534(3)....................    1975          7,800        25,000  U.S. Gulf of Mexico    Amoco               February 1998
Discover Enterprise(11)..............    1998         10,000        30,000  U.S. Gulf of Mexico    Amoco               July 2001
JACKUP RIGS
Offshore Jupiter(12).................    1981            130        16,000  Persian Gulf           Bunduq              April 1997
Offshore Comet.......................    1980            250        20,000  Gulf of Suez           GUPCO               October 1997
Offshore Mercury.....................    1969            250        20,000  Gulf of Suez           GUPCO               October 1997
Interocean III.......................    1978            300        20,000  India                  Enron               December 1997
Shelf Explorer.......................    1982            300        25,000  Denmark -- North Sea   Maersk              May 1998
Transocean Nordic(13)................    1984            300        25,000  Norway -- North Sea    Amoco               April 1998

------------
 (1) Expiration dates represent the Company's current estimate of the earliest date the contract for each rig is likely to expire. Many contracts permit the customer to terminate early or to extend the contract.

 (2) Owned by a corporation in which the Company has a 25% interest and which is controlled by a competitor; managed by the competitor.

 (3) Dynamically positioned.

 (4) Upgrade to 4,500 feet expected to be completed in the second quarter of 1997.

 (5) Upgrade to 2,000 feet planned.

 (6) Participating in a cooperation agreement with Statoil.

 (7) Operated pursuant to a management contract.

 (8) Originally constructed in 1978, with upgrade expected to be completed in 1997. The agreement with Amoco provides, in conjunction with construction of a drillship to be named the DISCOVERER ENTERPRISE, for minimum combined contract period of six years. See " -- Drilling Rig Fleet -- Fleet Upgrades and Additions."

 (9) Originally constructed in 1979, with upgrade and conversion to drilling mode expected to be completed in 1997. The Company has a letter of intent with Shell Offshore for a five-year contract expected to commence fourth quarter of 1997. See "-- Drilling Rig Fleet -- Fleet Upgrades and Additions.

(10) Operated under a bareboat charter with GNPC. Originally constructed in 1976 with refurbishment completed in March 1997.

(11) Currently under construction. See " -- Drilling Rig Fleet -- Fleet Upgrades and Additions."

(12) Upgrade to 170 feet planned.

(13) Operated pursuant to a cooperation agreement with Global Marine. See " -- Drilling Rig Fleet -- Jackup Rigs."

     Upon the expiration of existing contracts, there can be no assurance that such contracts will be renewed or extended, that new contracts will be available or, if contracts are available, that they will provide revenues adequate to cover all fixed and variable costs associated with the rigs.

     All of the Company's drilling equipment is suitable for both exploration and development drilling, and the Company is normally engaged in both types of drilling activity. The Company's drilling rigs are mobile and can be moved to new locations in response to customer demand. All of the Company's offshore drilling units are designed for operations away from port for extended periods of time and have living quarters for the crews, a helicopter landing deck and storage space for pipe and drilling supplies.

     The Company's fleet is currently located in the Gulf of Mexico, the North Sea, the Middle East and offshore Brazil, West Africa and India. The Company also maintains offices, land bases and other facilities worldwide, including in Houston, Texas; Metairie, Amelia and Morgan City, Louisiana; Macae, Brazil; Aberdeen, Scotland; Cairo and Ras Shukhair, Egypt; Bergen and Tananger, Norway; Ciudad Del Carmen, Mexico; Singapore; Bombay, India; Lagos and Port Harcourt, Nigeria; and Sharjah, United Arab Emirates. Most of these facilities are leased by the Company.

DRILLING SERVICES

     The Company uses its engineering expertise to provide integrated well engineering and planning services to customers. These services are provided through service teams generally consisting of Company personnel and third-party subcontractors, with the Company serving as lead contractor. The work generally consists of individual contractual agreements to meet specific customer needs and may be provided on either a dayrate or fixed price basis. As of March 1, 1997, the Company was performing such services under contracts in the U.K. sector of the North Sea and in the U.S. Gulf of Mexico.

FORWARD-LOOKING INFORMATION

     The statements included in this Prospectus Supplement and the accompanying Prospectus regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange and Act of 1934. Statements to the effect that the Company or management "anticipates," "believes," "estimates," "expects," "predicts," or "projects" a particular result or course of events, or that such result or course of events "should" occur, and similar expressions, are also intended to identify forward-looking statements. Such statements are subject to numerous risks, uncertainties and assumptions, including but not limited to, uncertainties relating to industry and market conditions, prices of crude oil and natural gas, foreign exchange and currency fluctuations, political instability in foreign jurisdictions, ability of the Company to integrate newly acquired operations and other factors discussed in this Prospectus Supplement, the accompanying Prospectus and in the Company's other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of the Company incorporated by reference in the accompanying Prospectus. The selected consolidated financial data as of December 31, 1994, 1993 and 1992 and for each of the two years in the period ended December 31, 1993 has been derived from audited consolidated financial statements of the Company not incorporated by reference. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated by reference in the accompanying Prospectus. The statement of operations data for the year ended December 31, 1996 includes the operating results of Transocean ASA since September 1, 1996, the effective date of the Combination for accounting purposes.

                                                     YEARS ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1996       1995       1994       1993       1992
                                       ---------  ---------  ---------  ---------  ---------
                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Operating revenues...................  $     529  $     323  $     243  $     271  $     202
Operating income.....................        108         52         21         24          7
Income before cumulative effect of
  accounting change(1)...............         78         47         13         24          0
Income before cumulative effect of
  accounting change per share(2).....  $    2.17  $    1.65  $    0.45  $    1.00  $      --
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets.........................  $   2,443  $     542  $     493  $     472  $     440
Total debt...........................        420         30         30         --        178
Stockholders' equity.................      1,628        364        321        314        108
Cash dividends declared per
share(3).............................  $    0.24  $    0.24  $    0.24  $    0.06  $      --

------------
(1) 1993 excludes a $10 million charge ($7 million after tax) which was recognized as a cumulative effect of accounting change relating to recording the transition obligation in connection with the adoption of SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS, in January 1993 and includes $24 million ($16 million after tax) of interest income relating to the settlement of Sonat's consolidated federal income tax case for the years 1983 to 1985.

(2) Earnings per share are not presented for periods prior to 1993, since the Company was wholly owned by Sonat.

(3) 1993 excludes $106 million paid to Sonat prior to the Company's initial public offering.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following information should be read in connection with the information contained in the Company's consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which are incorporated by reference in the accompanying Prospectus.

OPERATING RESULTS

     The Company provides contract drilling services for oil and gas wells located in offshore areas throughout the world through its three lines of business -- Mobile Units, Turnkey Operations and Drilling Services. The Mobile Units line of business operates drilling rigs for customers at a contractually determined price per day (dayrate). Turnkey Operations involves drilling wells to specified depths for customers for a fixed price. Drilling Services provides
(i) integrated drilling services, (ii) platform drilling and well intervention and (iii) oilfield services engineering and construction on either a dayrate or fixed price basis.Comparative data relating to the Company's operating revenues and operating income by segment and geographic area follows. The operating results of Transocean ASA are included from September 1, 1996.

                                          YEARS ENDED DECEMBER 31,
                                          ------------------------
                                             1996         1995
                                          -----------  -----------
                                               (IN THOUSANDS)
OPERATING REVENUES
Mobile Units
     U.S. Gulf of Mexico................  $   141,210  $    95,771
     North Sea and Europe...............      179,865       88,885
     Other Western Hemisphere...........       29,193       24,365
     Other Eastern Hemisphere...........       31,035       29,894
                                          -----------  -----------
                                              381,303      238,915
                                          -----------  -----------
Turnkey Operations
     U.S. Gulf of Mexico................       27,222       20,230
     Other Western Hemisphere...........       26,031       36,711
     Other Eastern Hemisphere...........        5,855        4,300
                                          -----------  -----------
                                               59,108       61,241
                                          -----------  -----------
Drilling Services
     U.S. Gulf of Mexico................       10,345       13,065
     North Sea and Europe...............       61,723       10,914
     Other Western Hemisphere...........        5,089      --
     Other Eastern Hemisphere...........       11,565          676
                                          -----------  -----------
                                               88,722       24,655
                                          -----------  -----------
Intersegment Eliminations (a)...........         (230)      (2,153)
                                          -----------  -----------
          Total Operating Revenues......  $   528,903  $   322,658
                                          ===========  ===========

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                          YEARS ENDED DECEMBER 31,
                                          ------------------------
                                             1996         1995
                                          -----------  -----------
                                               (IN THOUSANDS)
OPERATING INCOME (LOSS)
Mobile Units
     U.S. Gulf of Mexico................  $    74,062  $    28,709
     North Sea and Europe...............       32,317       20,032
     Other Western Hemisphere...........        5,981        3,908
     Other Eastern Hemisphere...........        4,952        8,290
     Other..............................          367         (521)
                                          -----------  -----------
                                              117,679       60,418
                                          -----------  -----------
Turnkey Operations
     U.S. Gulf of Mexico................       (3,306)       1,511
     Other Western Hemisphere...........        5,424        4,247
     Other Eastern Hemisphere...........          736          207
                                          -----------  -----------
                                                2,854        5,965
                                          -----------  -----------
Drilling Services
     U.S. Gulf of Mexico................        2,951        3,969
     North Sea and Europe...............        5,895        3,280
     Other Western Hemisphere...........          337           --
     Other Eastern Hemisphere...........        1,802          (46)
                                          -----------  -----------
                                               10,985        7,203
                                          -----------  -----------
Corporate Expenses......................      (23,904)     (21,498)
                                          -----------  -----------
Operating Income........................  $   107,614  $    52,088
                                          ===========  ===========
------------
(a) Intersegment eliminations reflect the elimination of operating revenues earned when one of the Company's business segments provides services to another of the Company's business segments.

1996 COMPARED TO 1995

     NET INCOME for the year ended December 31, 1996 was $78.0 million, or $2.17 per share. This compares to net income of $46.9 million, or $1.65 per share, in 1995, an improvement of $31.1 million, or $0.52 per share. The increase for 1996 reflects the continuation of the high rig utilization rates experienced in 1995, along with inclusion of the results of Transocean ASA following the Combination. The weighted-average number of shares was 35.9 million and 28.4 million for the years ended 1996 and 1995, respectively. The increase in the weighted-average number of shares was primarily due to shares issued in the Combination in September 1996.

     REVENUES were $528.9 million in 1996 compared to $322.7 million in 1995, an increase of $206.2 million or 64 percent. Transocean ASA operations resulted in $148.6 million of revenues for the period from September 1, 1996, the effective date of the Combination, of which $102.0 million was related to Mobile Units and $46.6 million was related to Drilling Services. The remaining increase in revenues was primarily attributed to improved dayrates during the year and increased Drilling Services activity, partially offset by a decrease in Turnkey Operations activity.

     Revenues from Mobile Units increased by $142.4 million, from $238.9 million in 1995 to $381.3 million in 1996. The increase in the U.S. Gulf of Mexico revenues resulted primarily from higher dayrates earned and from the relocation of one rig from offshore Italy where it worked during a portion of 1995. Partially offsetting these increases were lower revenues in 1996 due to the sale of five bottom-supported rigs in the third quarter of 1995. The increase in revenues from the North Sea and Europe resulted primarily from the inclusion of $90.9 million of revenues from Transocean

ASA following the Combination. Although dayrates increased in the North Sea and Europe in 1996 over 1995, the effect of these increases was offset by the relocation of one rig to the U.S. Gulf of Mexico in the third quarter of 1995. The increase in Other Western Hemisphere revenues resulted primarily from the inclusion of Transocean ASA results following the Combination.

     Revenues from Turnkey Operations decreased by $2.1 million, from $61.2 million in 1995 to $59.1 million in 1996. The increase in revenues in the U.S. Gulf of Mexico resulted from the completion of a greater number of wells during 1996. In 1995, the Company completed six wells versus eight wells completed in 1996. In Other Western Hemisphere, the revenues from Turnkey Operations decreased because the Company completed three wells in 1995 versus two in 1996.

     Revenues from Drilling Services increased $64.0 million, up from $24.7 million in 1995 to $88.7 million in 1996. The largest increase in Drilling Services revenues was in the North Sea and Europe, principally due to the inclusion of Transocean ASA results following the Combination and the expansion of drilling services provided. Revenues increased in Other Western Hemisphere due to a contract performed offshore Mexico, while increases in Other Eastern Hemisphere resulted from services performed in Qatar during 1996.

     OPERATING INCOME increased $55.5 million, or 107 percent, up from $52.1 million in 1995 to $107.6 million in 1996. Operating income attributable to the operations of Transocean ASA, which is included following the Combination, was $17.3 million, including depreciation of the fair market value of fixed assets acquired in the Combination and amortization of goodwill relating to the excess of the purchase price over the estimated fair value of the net assets acquired. Transocean ASA's operating income relating to Mobile Units and Drilling Services was $15.9 million and $2.0 million, respectively. The remaining increase in operating income is primarily attributable to higher revenues without a corresponding increase in costs.

     Operating income from Mobile Units increased $57.3 million, from $60.4 million in 1995 to $117.7 million in 1996. The increase in the U.S. Gulf of Mexico resulted primarily from higher dayrates earned without a corresponding increase in operating expenses. The increase in operating income in the North Sea and Europe resulted primarily from the inclusion of the results of Transocean ASA following the Combination. In light of the continued improvements in the market, effective July 1, 1996, the Company extended the useful lives of nine of its existing rigs by an average of five years. The effect of this change in accounting estimate on depreciation expense and net income for the year ended December 31, 1996 was $4.1 million and $2.7 million ($0.07 per share), respectively.

     Operating income from Turnkey Operations decreased $3.1 million, from $6.0 million in 1995 to $2.9 million in 1996. The decrease resulted primarily from losses of $4.8 million in 1996 on five turnkey wells (three of which were still in progress at the end of 1996) in the U.S. Gulf of Mexico. The wells were competitively bid and experienced operational difficulties during the drilling phase. The losses on the wells in progress reflected the Company's best estimate as of the date of its consolidated financial statements of losses to be incurred to complete such wells. The wells have since been completed and estimated losses now total approximately $5.1 million.

     Operating income from Drilling Services increased $3.8 million, from $7.2 million in 1995 to $11.0 million in 1996. The largest increase in Drilling Services was in the North Sea and Europe and was primarily due to the inclusion of Transocean ASA's results following the Combination. The remaining increase is due to the overall increase in activity.

     Corporate expenses increased $2.4 million, from $21.5 million in 1995 to $23.9 million in 1996 primarily due to increased costs to integrate and manage a larger organization. The corporate organization expanded to accommodate the overall growth of the Company as a result of the Combination and the increased activity in the industry such as the major construction programs, increasing recruiting and training activity and upgrading and expanding communication and data processing systems.

     OTHER INCOME decreased primarily due to the non-recurring pre-tax gain of $16.6 million from the sale of six bottom-supported rigs in 1995 and higher interest expense in 1996 due to debt incurred related to the Combination. Partially offsetting these decreases were higher interest income earned due to higher average cash balances, increased equity in earnings of joint ventures in 1996 over 1995, and a non-recurring pre-tax gain of $6.6 million on the disposal of a rig in 1996.

     INCOME TAX EXPENSE increased in 1996 to $43.6 million from $28.2 million, primarily due to the increase in pre-tax income. 1996 income tax expense included $30.5 million of current U.S. federal and state income taxes, $6.6 million of current foreign income taxes and $6.5 million of deferred U.S. federal and foreign income tax expense. 1995 income tax expense included $24.6 million of current U.S. federal and state income taxes and $7.9 million of current foreign income taxes, reduced by $4.3 million of deferred U.S. federal income tax benefits.

THE COMBINATION

     The purchase price allocation for the Combination included, at estimated fair value, total assets of $1.09 billion and the assumption of total liabilities of $352.2 million. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $768.1 million, which has been accounted for as goodwill. The goodwill is being amortized over 40 years and will result in amortization expense of approximately $19 million per year. The purchase price allocation is based on preliminary estimates and may be revised at a later date.

LIQUIDITY AND CAPITAL RESOURCES

     CAPITAL RESOURCES. Capital expenditures totalled $213.0 million during 1996, including $65.8 million for the purchase and conversion of the TRANSOCEAN MARIANAS, $36.6 million for the construction of the DISCOVERER ENTERPRISE and $46.2 million for the purchase and upgrade of the TRANSOCEAN AMIRANTE, with the balance spent on upgrades and improvements to other rigs in the Company's fleet. At December 31, 1996, the Company had firm commitments relating to the TRANSOCEAN MARIANAS, DISCOVERER ENTERPRISE and TRANSOCEAN AMIRANTE projects of $4.1 million, $105.4 million and 11.5 million, respectively, and had entered into agreements with various suppliers to purchase $44.8 million in materials to upgrade other rigs in the Company's fleet.

     The Company's investments in its existing fleet and fleet additions announced during 1996 will require significant capital expenditures in future years. The Company expects total capital expenditures in 1997 to be approximately $480 million. The purchase and conversion of the TRANSOCEAN MARIANAS is expected to require expenditures of approximately $125 million during 1997, which includes $14 million of client requested upgrades. The DISCOVERER ENTERPRISE project is expected to require capital expenditures of approximately $165 million during 1997 and $90 million during 1998. The Company expects to spend approximately $40 million during 1997 for upgrades to the TRANSOCEAN AMIRANTE. As with any major construction project that takes place over an extended period of time, actual costs and the timing of such expenditures may vary from initial estimates based on finalization of the design and actual terms of awarded contracts. Expenditures for upgrades and improvements to other rigs in the Company's operating fleet during 1997 are expected to be approximately $150 million.

     The Company intends to fund the cash requirements relating to these capital commitments through available cash balances, operating cash flows, borrowings under the Credit Agreement and, in the case of the DISCOVERER ENTERPRISE and TRANSOCEAN AMIRANTE, financing under the Project Financing Agreement referred to below. The contract with Amoco relating to the DISCOVERER ENTERPRISE and the TRANSOCEAN AMIRANTE is expected to produce revenues (at base dayrates) of $330-375 million over the contract term, and the contract with Shell relating to the TRANSOCEAN MARIANAS is expected to produce revenues of approximately $200 million over the contract term. See "Business -- Drilling Rig Fleet -- Fleet Additions and Upgrades."

     LIQUIDITY. In connection with the Combination, the Company entered into the Credit Agreement. The Credit Agreement provides for borrowing by the Company under the six-year Term Loan Facility in the amount of $200 million and the six-year Revolving Credit Facility in the amount of $400 million. Loans under the Credit Agreement bear interest, at the option of the Company, at a base rate or LIBOR plus a margin (0.35 percent at December 31, 1996) that varies depending on the Company's funded debt to total capital ratio or its public senior unsecured debt rating. The Credit Agreement requires compliance with various restrictive covenants and effectively limits the Company's ability to pay dividends based on a specified net worth requirement and an interest coverage ratio. Quarterly principal payments began on the Term Loan Facility on December 31, 1996. Both facilities have maturity dates of July 2002. To secure borrowings under the Credit Agreement, the capital stock of certain subsidiaries of the Company and certain intercompany notes have been pledged to the lenders. In addition, certain other subsidiaries of the Company have guaranteed the Company's obligations under the Credit Agreement. The Company is amending the Credit Agreement to, among other things, release all of such collateral effective upon the issuance of the Notes and the Debentures.

     In connection with the construction of the DISCOVERER ENTERPRISE and upgrade of the TRANSOCEAN AMIRANTE, Transocean Enterprise Inc., a wholly owned subsidiary of the Company, entered into a bank financing agreement with the members of a syndicate of banks led by ABN AMRO Bank N.V., (the "Project Financing Agreement"). Approximately $340 million is available for drawdowns during the construction period and is available in two tranches. The first tranche of $66 million is to be repaid by December 31, 1998 or when construction on both vessels is completed. It bears an interest rate of LIBOR plus the same margin contained in the Company's Revolving Credit Facility (0.35 percent at December 31, 1996). The second tranche of $274.5 million bears an interest rate of LIBOR plus 0.85 percent during the construction period and is convertible to term financing upon completion of construction and acceptance of the two vessels by Amoco (no later than December 31, 1998). The term financing matures over a period of three to five years based upon Amoco's contract selection. The term financing would also be divided into two tranches, the relative amounts of which will depend on various factors, including Amoco's contract selections for the DISCOVERER ENTERPRISE and the TRANSOCEAN AMIRANTE. One tranche of the term financing will be sized based upon, and is expected to be repaid from, the net cash flows generated from the Amoco contracts (the "Amoco Cash Flows"). The Company has the option to accept bank financing for the Amoco Cash Flows at LIBOR plus 0.65 percent or to enter into an uncommitted lease securitization program at commercial paper rates plus approximately 0.28 percent. The second tranche of the term facility is expected to be repaid from Company cash flows (the "Backup Leases") to the extent the Amoco Cash Flows do not cover scheduled repayments. The Company has the option to accept bank financing at LIBOR plus 1.125 percent for a period of three years and LIBOR plus 1.25 percent thereafter or to enter into a lease securitization at commercial paper rates plus approximately 0.58 percent (as long as the Company's credit rating is BBB-or Baa3 or better).

     Transocean Enterprise Inc. has pledged all of its assets, consisting primarily of the two rigs, to the banks for the Project Financing Agreement, the lease securitization facility (if entered into) and the interest rate swap transaction described below. In addition, during the construction period, the Company has entered into a completion guarantee so that if for any reason the vessels are not completed and accepted by Amoco, the Company will repay the indebtedness under the construction financing facility, has guaranteed the obligations of Transocean Enterprise Inc. with respect to the $66 million construction period tranche of the Project Financing Agreement, and has guaranteed certain other obligations of Transocean Enterprise Inc. The Company has also entered into operations and maintenance agreements with Transocean Enterprise Inc. pursuant to which it will operate and maintain the DISCOVERER ENTERPRISE and TRANSOCEAN AMIRANTE for a fixed fee while they are subject to the Project Financing Agreement or the lease securitization facility. No amounts were outstanding as of December 31, 1996. In January 1997, approximately $81 million was drawn under the Project Financing Agreement.

     Transocean Enterprise Inc. entered into two interest rate swap transactions in connection with its Project Financing Agreement for an initial notional amount of $271.2 million with the agent of this facility. Under these agreements, Transocean Enterprise Inc. will pay interest at an average fixed rate of 6.4 percent plus a margin and will receive interest payments at the one month commercial paper rate beginning in 1998 when the related construction financing converts to term financing.

     The Company has letters of credit outstanding at December 31, 1996 totaling $13.8 million, which guarantee various insurance and contract bidding activities.

     Cash flows provided by operations for the twelve months ended December 31, 1996 increased $66.0 million from $59.5 million in 1995 to $125.5 million in 1996. The increase in cash provided by operations is primarily associated with an increase in earnings, partially offset by decreases due to changes in working capital components.

     Cash flows used in investing activities increased $466.9 million from 1995 to 1996. The significant increase was primarily due to the acquisition of Transocean ASA and the increased capital expenditures related to the purchase and upgrades of the TRANSOCEAN AMIRANTE, TRANSOCEAN MARIANAS and DISCOVERER ENTERPRISE.

     Cash flows provided by financing activities increased $246.1 million in 1996 over 1995. The increase resulted primarily from borrowings under the Credit Agreement offset by repayments of Transocean ASA debt and related financing costs incurred in connection with the Combination.

     In June 1996, the Company disposed of the OFFSHORE BAHRAM, which sank in January 1996 while under tow offshore Egypt. The Company recognized a net pre-tax gain on the disposal of approximately $6.6 million. Gross proceeds from the disposal were approximately $10 million.

     The Company believes that its cash and cash equivalents, cash generated from operations, borrowings available under the Credit Agreement and the Project Financing Agreement and access to other financing sources will be adequate to meet its anticipated short-term and long-term liquidity requirements, including scheduled debt repayments.

     BUSINESS COMBINATIONS. In September 1996, the Company issued 22,920,840 shares of Company common stock and paid approximately $207.4 million to acquire approximately 94 percent of the outstanding Transocean ASA shares. The Company borrowed $200 million under the Term Loan Facility and used $7.4 million of its cash to acquire the shares. In November and December 1996, the Company paid $91.2 million to acquire an additional 3.2 million shares of Transocean ASA, bringing its total ownership to more than 99 percent of the outstanding shares of Transocean ASA. The Company borrowed $91.2 million under the Revolving Credit Facility to fund the purchase of the additional Transocean ASA shares. The holders of the remaining Transocean ASA shares are entitled to seek a court determination of the price that the Company is obligated to pay to purchase such shares.

     The Company regularly reviews possible acquisitions of businesses and drilling units, and may from time to time in the future make significant capital commitments for such purposes. Any such acquisition could involve the payment by the Company of a substantial amount of cash and the issuance of a substantial number of shares of Common Stock. The Company would expect to fund the cash portion of any such acquisition through cash balances on hand, the incurrence of additional debt, sales of assets or a combination of all three.

     DERIVATIVE INSTRUMENTS. The Company enters into a variety of derivative financial instruments in connection with the management of its exposure to fluctuations in foreign exchange rates and interest rates. The Company does not enter into derivative transactions for speculative purposes;

however, for accounting purposes certain transactions may not meet the criteria for hedge accounting.

     Gains and losses on foreign exchange derivative instruments, which qualify as accounting hedges, are deferred and recognized when the underlying foreign exchange exposure is realized. At December 31, 1996 and 1995, there were no material unrealized gains or losses on open foreign exchange derivative hedges. Gains and losses on foreign exchange derivative instruments, which do not qualify as hedges for accounting purposes, are recognized currently based on the change in market value of the derivative instruments. At December 31, 1996, the net market value of open foreign exchange derivative instruments, not qualifying as accounting hedges, all of which expire during 1997, was approximately $1.6 million. The Company recognized a net pre-tax gain of $1.0 million on such instruments for the year ended December 31, 1996. The notional amount of such open contracts was not significant. The Company did not utilize foreign exchange derivative instruments in 1995 and 1994.

     The Company uses interest rate swap agreements and option contracts to effectively convert a portion of its floating rate debt to a fixed rate basis, reducing the impact of interest rate changes on future income. Interest rate swaps and options are designated as a hedge of underlying future payments. The interest rate differential to be received or paid on the swaps is recognized over the lives of the swaps as an adjustment to interest expense. The fair value of the interest rate swap agreements and option contracts obtained in connection with the Transocean ASA Combination was recorded as of the effective date of the Combination. At December 31, 1996, the net unrealized loss on open interest rate swaps and options was $0.9 million, which has been deferred because the Company intends to maintain these contracts through their maturity. The Company did not utilize derivative instruments to manage interest rate risk in 1995 and 1994.

     STOCK REPURCHASE. In February 1997, the Company repurchased 893,000 shares of Common Stock at a total cost of $49.9 million pursuant to authority previously granted by the Board of Directors. Borrowings from the Revolving Credit Facility were used to fund the repurchases. The Board of Directors regularly reviews the possibility of repurchasing Common Stock in light of prevailing stock prices and the financial position of the Company.

                            DESCRIPTION OF SECURITIES

     The Notes and the Debentures (the "Securities") are each a separate series of Debt Securities as described in the accompanying Prospectus under the caption "Description of Debt Securities." Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying Prospectus.

GENERAL

     The Securities will be issued as general unsecured, unsubordinated obligations of the Company. The Notes will be limited to $100,000,000 aggregate principal amount and the Debentures will be limited to $200,000,000 aggregate
principal amount. The Securities will mature on             , 2027.

     Each series of Securities will bear interest from             , 1997,
payable semi-annually in arrears on each             and             ,
commencing             , 1997, at the rate set forth on the cover page of this
Prospectus Supplement to the persons in whose names the Securities are
registered at the close of business on the next preceding             and
            , respectively.

     The Securities will be issued under an Indenture dated as of             ,
1997 (the "Indenture"), and a Supplemental Indenture dated as of          ,
1997 (the "Supplemental Indenture"). Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Securities and of the Indenture.

     The Trustee for the Securities is Texas Commerce Bank National Association under the Indenture and the Supplemental Indenture.

     The Securities will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

OPTIONAL REPAYMENT

     The Notes may be repaid, at the option of the registered holders thereof,
on             , 2007, together with the accrued and upaid interest, if any, to the date of such repayment. In order for the holders to exercise this option, the Company must receive at its office or agency in New York, New York, during
the period beginning on             , 2007 and ending at 5:00 p.m. (New York
City time) on             , 2007 (or if such date is not a Business Day, the
next succeeding Business Day), the Notes to be repaid with the form entitled
"Option to Elect Repayment on             , 2007" on the reverse of such Notes
duly completed. Any such notice received by the Company during the period
beginning on             , 2007 and ending at 5:00 p.m. (New York City time) on
            , 2007 will be irrevocable. The repayment option may be exercised by a holder of the Notes for less than the entire principal amount of such Notes held by such holder so long as the principal amount to be repaid is equal to an integral multiple of $1,000.

     Failure by the Company to repay the Notes when required as described in the preceding paragraph will result in an Event of Default under the Indenture and Supplemental Indenture.

     So long as the Notes are represented by a global Security, notice of exercise of the right of repayment must be given in accordance with the policies and procedures of DTC in effect at the time of exercise. See "Book-Entry System."

OPTIONAL REDEMPTION

     The Notes, at any time after                   , 2007, and the Debentures,
at any time, will be redeemable, at the option of the Company, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Securities to be redeemed at the holder's address appearing in the Securities Register, on any date prior to maturity (the "Redemption Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption
Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Securities plus accrued interest to the Redemption Date.

     The amount of the Make-Whole Premium with respect to any Security (or portion thereof) to be redeemed will be equal to the excess, if any, of:

           (i) the sum of the present values, calculated as of the Redemption Date, of:

                A. each interest payment that, but for such redemption, would have been payable on the Security (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

                B. The principal amount that, but for such redemption, would have been payable at the final maturity of the Security (or portion thereof) being redeemed;

        over

          (ii) the principal amount of the Security (or portion thereof) being redeemed.

     The present values of interest and principal payments referred to in clause
(i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus basis points.

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Securities, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Securities are to be redeemed, the Trustee will select the Securities to be redeemed by such method as the Trustee shall deem fair and appropriate. The Trustee may select for redemption Securities and portions of Securities in amount of $1,000 of whole multiples of $1,000.

CERTAIN COVENANTS

  LIMITATIONS ON LIENS

     The Indenture Supplement provides that the Company will not create, assume or suffer to exist any Lien (as defined below) on any Restricted Property (as defined below) to secure any debt of the Company, any Subsidiary or any other Person, or permit any Subsidiary so to do, without securing the Securities equally and ratably with such debt for so long as such debt is so secured. The foregoing restriction does not apply, however, to the following: (1) Liens existing on the date of issuance of the Securities; (2) Liens on Restricted Property of Subsidiaries at the time they become Subsidiaries; (3) Liens existing on Restricted Property when acquired; (4) any Lien to secure any debt incurred prior to, at the time of, or within 12 months after the acquisition of Restricted Property for the purpose of financing all or any part of the purchase price thereof and any Lien to the extent that it secures debt which is in excess of such purchase price and for the payment of which recourse may be had only against such Restricted Property; (5) any Lien to secure any debt incurred prior to, at the time of, or within 12 months after the completion of the construction and commencement of commercial operation, alteration, repair or improvement of Restricted Property for the purpose of financing all or any part of the cost thereof and any Lien to the extent that it secures debt which is in excess of such cost and for the payment of which recourse may be had only against such Restricted Property; (6) any Lien securing debt of a Subsidiary owing to the Company or to another Subsidiary; (7) any Lien in favor of the United States of America or any State thereof or any other country, or any agency, instrumentality of political subdivision or any of the foregoing, to secure partial, progress, advance or other payments or performance pursuant to the provisions of any contract or statute, or any Liens securing industrial development, pollution control or similar revenue bonds; (8) Liens imposed by law, such as mechanics', workmen's, repairmen's, materialmen's, carriers', warehousemen's, vendors' or other similar Liens arising in the ordinary course of business, or governmental (federal, state or municipal) Liens arising out of contracts for the sale of products or services by the Company or any Subsidiary, or deposits or pledges to obtain the release of any of the foregoing; (9) certain pledges or deposits under workmen's compensation or similar legislation or in certain other circumstances; (10) certain Liens in connection with legal proceedings, including certain Liens arising out of judgments or awards; (11) Liens for certain taxes or assessments; (12) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in clauses (1) through (11) above, so long as the principal amount of the debt secured thereby does not exceed the principal amount of debt so secured at the time of the extension, renewal or replacement (except that, where an additional principal amount of debt is incurred to provide funds for the completion of a specific project, the additional principal amount, and any related financing costs, may be secured by the Lien as well) and the Lien is limited to the same property subject to the Lien so extended, renewed or replaced (plus improvements on the property); and (13) Liens otherwise prohibited by this covenant securing debt that, together with the aggregate amount of outstanding debt secured by Liens otherwise prohibited by this covenant and the value of certain Sale and Leaseback Transactions (as defined below), does not exceed 10% of the Company's Consolidated Net Tangible Assets (as defined below).

  LIMITATION ON SALE AND LEASEBACK

     The Indenture Supplement provides that the Company will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction (as defined below) covering any Restricted Property unless (1) the Company would be entitled under the provisions described under "Limitation on Liens" above to incur debt equal to the value of such Sale and Leaseback Transaction, secured by Liens on the property to be leased, without equally and ratably securing the Securities, or (2) the Company, during the six months following the effective date of such Sale and Leaseback Transaction, applies an amount equal to the value of such Sale and Leaseback Transaction to the voluntary retirement of long-term debt or to the acquisition of Restricted Property.

  CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Securities are entitled to the benefit of certain restrictive covenants described in the accompanying Prospectus under the heading "Description of Debt Securities -- Consolidation, Merger and Sale of Assets."

  DEFINITIONS

     "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated subsidiaries and determined in accordance with generally accepted accounting principles.

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security interest.

     "Restricted Property" means (1) any drilling rig or drillship, or portion thereof, owned or leased by the Company or any Subsidiary and used for drilling offshore oil and gas wells, which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such drilling rig or drillship, or portion thereof, shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 2% of Consolidated Net Tangible Assets, or (2) any shares of capital stock or indebtedness of any Subsidiary owning any such drilling rig or drillship.

     "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Restricted Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Restricted Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

BOOK-ENTRY SYSTEM

     The Securities initially will be represented by one or more global Securities deposited with DTC and registered in the name of a nominee of DTC. Except as set forth below, the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof in book-entry form only. The term "Depository" refers to DTC or any successor depository.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal

Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act DTC was created to hold securities of persons who have accounts with DTC ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance by the Company of Securities represented by the global Securities, the Depository or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such global Securities to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in Securities represented by the global Securities will be limited to participants or persons that hold interests through participants. Ownership of such beneficial interests in Securities will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to interests of participants in the Depository), or by participants in the depository or persons that may hold interests through such participants (with respect to persons other than participants in the Depository). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interest in Securities represented by global Securities.

     So long as the Depository for a global Securities, or its nominee, is the registered owner of such global Security, the Depository or its nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such global Securities registered in their names, will not receive or be entitled to receive physical delivery of Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Unless and until the global Securities are exchanged in whole or in part for individual certificates evidencing the Securities represented thereby, such global Securities may not be transferred except as a whole by the Depository to such Depository or another nominee of such Depository or by the Depository or any nominee of such Depository to a successor Depository or any nominee of such successor Depository.

     Payments of principal of and interest on the Securities represented by global Securities registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent in immediately available funds to the Depository or its nominee, as the case may be, as the registered owner of the Securities represented by such global Securities.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Securities represented by global Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interest in the Securities represented by the global Securities as shown on the records of the Depository. The Company expects that payments by participants to owners of beneficial interests in the Securities represented by the global Securities will be governed by standing customer instructions and customary practices. Such payments will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository and a successor Depository is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the global Securities. In addition, the Company may at any time and in its sole discretion determine not to have global Securities and, in such event, will issue individual Securities in definitive form in exchange to the global Securities. In either instance, the Company will issue Securities in definitive form, equal in aggregate principal amount to the global Securities, in such names and in such principal amounts as the Depository shall request. Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

     Neither the Company, the Trustee, any Paying Agent nor the registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities represented by such global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of Notes and Debentures set forth opposite its name below:

                                              PRINCIPAL          PRINCIPAL
                                               AMOUNT             AMOUNT
              UNDERWRITER                     OF NOTES         OF DEBENTURES
----------------------------------------  -----------------  -----------------
Goldman, Sachs & Co.....................
Salomon Brothers Inc ...................
ABN AMRO Chicago Corporation............
Credit Lyonnais Securities (USA),
  Inc...................................
                                          -----------------  -----------------
          Total.........................  $     100,000,000  $     200,000,000
                                          =================  =================

     Under the terms and conditions of the underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes and Debentures, if any are taken. The Notes and Debentures are being offered separately, and not as a unit.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Underwriters propose to offer the Debentures in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Debentures. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Debentures to certain brokers and dealers. After the Debentures are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In connection with the offering, the Underwriters may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Securities, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Securities than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the Underwriters if such Securities are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Notes and the Debentures are each a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes and Debentures but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or the Debentures.

     In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates may engage in investment banking and commercial banking activities with the Company and its subsidiaries.

     Under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc., ABN AMRO Chicago Corporation may be deemed to have a conflict of interest with the Company because more than 10 percent of the net proceeds of the sale of the Notes and Debentures may be paid to an affiliate of such Underwriter under the Credit Agreement.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby will be passed upon for the Company by Eric B. Brown, Esq., Vice President and General Counsel of the Company, and for the Underwriters by Weil, Gotshal & Manges LLP, New York, New York and Dallas, Texas.

PROSPECTUS

                                   $750,000,000

                         [LOGO] TRANSOCEAN OFFSHORE INC.

DEBT SECURITIES          PREFERRED STOCK          WARRANTS          COMMON STOCK

                            ------------------------

     c (the "Company") may offer from time to time, its
(i) unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Debt Securities"), in one or more series, which may be either senior ("Senior Securities") or subordinated ("Subordinated
Securities") and which may be convertible into or exchangeable for shares of common stock, par value $0.01 per share (the "Common Stock"), shares of preferred stock, par value $0.10 per share (the "Preferred Stock") or other
Debt Securities; (ii) Preferred Stock, in one or more series, which may be convertible into or exchangeable for Common Stock, Preferred Stock or Debt Securities; (iii) warrants to purchase Debt Securities or Preferred Stock (the "Warrants"); and (iv) Common Stock. The Debt Securities, Preferred Stock,
Common Stock and Warrants are collectively referred to herein as the "Securities."

     The aggregate initial offering price of the Securities to be offered by the Company hereby will not exceed $750,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Securities may be offered in amounts, at prices and on terms to be determined by market conditions at the time of offering thereof. As used herein, the Debt Securities includes securities denominated in United States dollars or, at the option of the Company if so specified in an accompanying Prospectus Supplement, in any other currency or currency unit, or in amounts determined by reference to an index. In addition, all or a portion of the Debt Securities of a series may be issuable in temporary or permanent global form.

     The terms of the Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, including, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, authorized denominations, maturity, rate or rates (or method of determining the same) and time or times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events, or payment of additional amounts or any sinking fund provisions, terms of subordination of Subordinated Securities, any provisions with respect to conversion or exchange, the initial offering price and other specific terms;
(ii) in the case of Preferred Stock, the specific designation, any dividend, liquidation, redemption, sinking fund, voting or other rights, time of payment of dividends, any provision for conversion or exchange, the initial offering price and other specific terms; and (iii) in the case of Warrants, the duration, initial offering price, exercise price and detachability thereof. The Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by the Prospectus Supplement.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

     The Common Stock is listed on the New York Stock Exchange under the symbol "RIG." Any Common Stock offered will be listed, subject to notice of issuance, on such exchange. The Common Stock is also listed on the Oslo Stock Exchange.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                 REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is April 11, 1997.

     NO DEALERS, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Available Information...................     3
Incorporation of Certain Documents by
  Reference.............................     3
The Company.............................     4
Use of Proceeds.........................     4
Ratio of Earnings to Fixed Charges......     4
Description of Debt Securities..........     4
Description of Capital Stock............    11
Description of Warrants.................    12
Certain Anti-Takeover Provisions........    13
Plan of Distribution....................    15
Legal Matters...........................    16
Experts.................................    16

                            ------------------------

     IN CONNECTION WITH AN OFFERING THROUGH UNDERWRITERS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON ANY EXCHANGES ON WHICH THE SECURITIES ARE LISTED, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), which can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and at the regional offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Common Stock is listed on the New York Stock Exchange and the Oslo Stock Exchange.

     This Prospectus, which constitutes part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained at the public reference facilities maintained by the Commission as provided in the preceding paragraph, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-16961), are incorporated in this Prospectus by reference and shall be deemed to be a part hereof:

          (i)    Annual Report on Form 10-K for the year ended December 31,
                 1996;

          (ii)   Current Report on Form 8-K filed April 3, 1997; and

          (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on May 12, 1993, as such Registration Statement may be amended from time to time for the purpose of updating, changing or modifying such description.

     The consolidated financial statements of Transocean ASA, a Norwegian joint stock company, as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing on pages F-29 through F-70, inclusive, of the Company's registration statement on Form S-4 (Reg. No. 333-09105) are incorporated by reference in this Prospectus and shall be deemed to be a part hereof.

     All documents filed by the Company with the Commission pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby (by the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold, or which deregisters all securities then remaining unsold) shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such document. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents that have been incorporated herein by reference (not including exhibits to the documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the documents this Prospectus incorporates). Requests should be directed to Eric B. Brown, Secretary, Transocean Offshore Inc., 4 Greenway Plaza, Houston, Texas 77046 (telephone number: (713) 871-7500).

                                   THE COMPANY

     Transocean Offshore Inc. (together with its subsidiaries, unless the context requires otherwise, the "Company") is a leading international provider of deep-water and harsh environment contract drilling services for oil and gas wells. The Company currently has ownership interests in or operates 30 mobile offshore drilling rigs, consisting of seven fourth generation semisubmersibles, fourteen other semisubmersibles, three drillships and six jackup rigs. In addition, the Company has contracted with a Spanish shipyard for construction of a new state-of-the-art dynamically positioned drillship. The Company provides these drilling rigs, related equipment and work crews to its customers on a dayrate or turnkey basis to drill wells at offshore locations for which these customers hold drilling rights. The Company also provides its customers other related services, including well engineering and planning, and through its Transocean ASA subsidiary, performs platform drilling, well intervention and engineering and construction services. Transocean Offshore Inc. is a Delaware corporation with its principal executive office located at 4 Greenway Plaza, Houston, Texas 77046. Its telephone number at that address is (713) 871-7500.

                                 USE OF PROCEEDS

     Except as otherwise described in any Prospectus Supplement or any Pricing Supplement, the net proceeds from the sale of Securities will be used for general corporate purposes, which may include repayment or refinancing of indebtedness, working capital, capital expenditures, acquisitions and repurchases and redemptions of securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                     YEARS ENDED DECEMBER 31,
                                       -----------------------------------------------------
                                         1996       1995       1994       1993       1992
                                       ---------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges...    10.9       24.4        8.3        5.4        1.0

     The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes and cumulative effect of accounting change plus fixed charges less capitalized interest and undistributed equity in earnings (losses) of joint ventures) by fixed charges (interest expense plus capitalized interest and the portion of rental expense that represents the interest factor).

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate ("Offered Debt Securities"). The particular terms of the Offered
Debt Securities and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Offered Debt Securities.

     The Debt Securities will be issued under an Indenture (the "Indenture") between the Company and Texas Commerce Bank National Association, as trustee (the "Trustee"). The statements under this caption relating to the Debt Securities and the Indenture are summaries only and do not purport to be complete. Such summaries make use of terms defined in the Indenture. Wherever such terms are used herein or particular provisions of the Indenture are referred to, such terms or provisions, as the case may be, are incorporated by reference as part of the statements made herein, and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. The italicized parenthetical references below refer to the section numbers in the Indenture, unless otherwise indicated.

GENERAL

     The Debt Securities will be general unsecured obligations of the Company and may be either Senior Securities or Subordinated Securities. The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder and provides that Debt Securities may be issued from time to time thereunder in one or more series, each in an aggregate principal amount authorized by the Company prior to issuance. The Indenture does not limit the amount of other unsecured indebtedness or securities that may be issued by the Company.

     Unless otherwise indicated in a Prospectus Supplement, the Debt Securities will not benefit from any covenant or other provision that would afford Holders of such Debt Securities special protection in the event of a highly leveraged transaction involving the Company.

     Reference is made to the Prospectus Supplement for the following terms of the Offered Debt Securities, which will be issued in registered form: (i) the title and aggregate principal amount of the Offered Debt Securities; (ii) the date or dates on which the Offered Debt Securities will mature; (iii) the rate or rates (which may be fixed or variable) per annum, if any, at which the Offered Debt Securities will bear interest or the method of determining such rate or rates; (iv) the date or dates from which such interest, if any, will accrue and the date or dates at which such interest, if any, will be payable;
(v) whether the offered Debt Securities will be Senior Securities or Subordinated Securities; (vi) the terms for redemption or early payment, if any, including any mandatory or optional sinking fund or analogous provision; (vii) the terms for conversion or exchange, if any, of the Offered Debt Securities;
(viii) whether such Offered Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in temporary global form or permanent global form; (ix) if other than U.S. dollars, the currency, currencies or currency unit or units in which such Offered Debt Securities will be denominated and in which the principal of, and premium and interest, if any, on, such Offered Debt Securities will be payable; (x) whether, and the terms and conditions on which, the Company or a Holder may elect that, or the other circumstances under which, payment of principal of, or premium or interest, if any, on, such Offered Debt Securities is to be made in a currency or currencies or currency unit or units other than that in which such Offered Debt Securities are denominated; and (xi) any other specific terms of the Offered Debt Securities. Reference is also made to the Prospectus Supplement for information with respect to any additional covenants that may be included in the terms of the Offered Debt Securities. (SECTION 301)

     No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (SECTION 305)

     To the extent the Company conducts its operations through Subsidiaries, the Holders of Debt Securities will have a junior position to any creditors of the Company's Subsidiaries.

     Offered Debt Securities may be sold at a discount (which may be substantial) below their stated principal amount bearing no interest or interest at a rate that at the time of issuance is below market rates. Any material United States federal income tax consequences and other special considerations applicable thereto will be described in the Prospectus Supplement relating to any such Offered Debt Securities.

     If any of the Offered Debt Securities are sold for any foreign currency or currency unit or if the principal of, or premium or interest, if any, on, any of the Offered Debt Securities is payable in any foreign currency or currency unit, the restrictions, elections, tax consequences, specific terms and other information with respect to such Offered Debt Securities and such foreign currency or currency unit will be set forth in the Prospectus Supplement relating thereto.

SENIOR AND SUBORDINATED SECURITIES

     The Senior Securities will be direct, unsecured obligations of the Company, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company. To the extent provided in the Prospectus Supplement relating thereto, the Company may be required to secure Senior Securities equally and ratably with other indebtedness with respect to which the Company elects or is required to provide security. The Subordinated Securities will be unsecured and will be subordinated and junior to all "Senior Indebtedness" (which for this purpose includes any Senior Securities) to the extent set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will be direct, unsecured obligations of the Company. The obligations of the Company pursuant to the Subordinated Securities will be subordinate in right of payment to the extent set forth in the Indenture and the applicable supplemental Indenture to all Senior Indebtedness (including all Senior Securities) (in each case as defined in the applicable supplemental Indenture). Except to the extent otherwise set forth in a Prospectus Supplement, the Indenture does not contain any restriction on the amount of Senior Indebtedness which the Company may incur.

     The terms of the subordination of a series of Subordinated Securities, together with the definition of Senior Indebtedness related thereto, will be as set forth in the applicable supplemental Indenture and the Prospectus Supplement relating to such series.

     The Subordinated Securities will not be subordinated to indebtedness of the Company that is not Senior Indebtedness, and the creditors of the Company who do not hold Senior Indebtedness will not benefit from the subordination provisions described herein. In the event of the bankruptcy or insolvency of the Company before or after maturity of the Subordinated Securities, such other creditors would rank pari passu with holders of the Subordinated Securities, subject, however, to the broad equity powers of the Federal bankruptcy court pursuant to which such court may, among other things, reclassify the claims of any series of Subordinated Securities into a class of claims having a different relative priority with respect to the claims of such other creditors or any other claims against the Company.

EVENTS OF DEFAULT

     Unless otherwise provided with respect to any series of Debt Securities, the following are Events of Default under the Indenture with respect to the Debt Securities of such series issued under such Indenture: (a) failure to pay principal of (or premium, if any, on) any Debt Security of such series when due;
(b) failure to pay any interest on any Debt Security of such series when due, continued for 30 days; (c) failure to deposit any mandatory sinking fund payment, when due, in respect of the Debt Securities of such series, continued for 30 days; (d) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture for the benefit of a series of Debt Securities other than such series), continued for 90 days after written notice as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization; and (f) any other Event of Default as may be specified with respect to Debt Securities of such series. (SECTION 501) If an Event of Default with respect to any outstanding series of Debt Securities occurs and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of such series (in the case of an Event of Default described in clause (a), (b), (c) or (f) above) or at least 25% in principal amount of all outstanding Debt Securities under the Indenture (in the case of other Events of Default) may declare the principal amount of all the Debt Securities of the applicable series (or of all outstanding Debt Securities under the Indenture, as the case may be) to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of such series (or of all outstanding Debt Securities under the applicable Indenture, as the case may be) may, under certain circumstances, rescind and annul such acceleration. (SECTION
502) Depending on the terms of other indebtedness of the Company outstanding from time to time, an Event of Default under the Indenture may give rise to cross defaults on such other indebtedness of the Company.

     The Indenture provides that, within 90 days after the occurrence of a default in respect of any series of Debt Securities, the Trustee will give to the Holders of the Debt Securities of such series notice of all uncured and unwaived defaults known to it; PROVIDED, HOWEVER, that, except in the case of a default in the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the Holders of the Debt Securities of such series; and PROVIDED, FURTHER, that such notice shall not be given until at least 30 days after the occurrence of a default in the performance or breach of any covenant or warranty of the Company under such Indenture other than for the payment of the principal of (or premium, if any) or any interest on, or any sinking fund installment with respect to, any Debt Securities of such series. For the purpose of this provision, "default" with respect to Debt Securities of any series means any event that is, or after notice or lapse of time, or both, would become, an Event of Default with respect to the Debt Securities of such Series. (SECTION 602).

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series (or of all outstanding Debt Securities under the Indenture). (SECTION 512) The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee shall exercise such of its rights and powers under the applicable Indenture and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (SECTION 601) Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Debt Securities unless they shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities that might be incurred by it in compliance with such request. (SECTION 603)

     The Holders of a majority in principal amount of the outstanding Debt Securities of any series (or, in certain cases, all outstanding Debt Securities under the Indenture) may on behalf of the Holders of all Debt Securities of such series (or of all outstanding Debt Securities under the Indenture) waive any past default under the Indenture, except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security or in respect of a provision that under the applicable Indenture cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected. (SECTION 513) The Holders of a majority in principal amount of the outstanding Debt Securities affected thereby may on behalf of the Holders of all such Debt Securities waive compliance by the Company with certain restrictive provisions of the Indenture. (SECTION 1006)

     The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under each Indenture and as to any default in such performance. (SECTION 1005)

MODIFICATION

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the outstanding Debt Securities under the Indenture affected thereby; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or the premium (if any) or interest on, any Debt Security, (c) change the place or currency, currencies, or currency unit or units of payment of principal of, or premium (if any) or interest on, any Debt Security, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security or (e) reduce the percentage in principal amount of outstanding Debt Securities the consent of the Holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (SECTION 902)

     The Indenture provides that the Company and the Trustee may, without the consent of any Holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of Debt Securities or curing ambiguities or inconsistencies in the Indenture, provided that such action to cure ambiguities or inconsistencies shall not adversely affect the interests of the Holders of the Debt Securities in any material respect.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of any Holders of outstanding Debt Securities, may consolidate with or merge into, or convey, transfer or lease its assets substantially as an entirety to, any Person, provided that (i) the Person formed by such consolidation or into which the Company is merged or that acquires or leases the assets of the Company substantially as an entirety is a Person that assumes by supplemental indenture the Company's obligations on the Debt Securities and under the Indenture, (ii) after giving effect to the transaction, no Event of Default and no event that, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing, and (iii) certain other conditions are met. Upon compliance with these provisions by a successor Person, the Company will (except in the case of a lease) be relieved of its obligations under the Indenture and the Debt Securities. (ARTICLE EIGHT)

DISCHARGE AND DEFEASANCE

     The Company may terminate its obligations under the Indenture, other than its obligation to pay the principal of (and premium, if any) and interest on the Debt Securities of any series and certain other obligations, provided that it
(i) irrevocably deposits or causes to be irrevocably deposited with the Trustee as trust funds money or U.S. Government Obligations maturing as to principal and interest sufficient to pay the principal of, any interest on, and any mandatory sinking funds in respect of, all outstanding Debt Securities of such series on the stated maturity of such payments or on any redemption date and (ii) complies with any additional conditions specified to be applicable with respect to the covenant defeasance of Debt Securities of such series. (SECTION 401)

     The terms of any series of Debt Securities may also provide for legal defeasance pursuant to each Indenture. In such case, if the Company (i) irrevocably deposits or causes to be irrevocably deposited money or U.S. Government Obligations as described above, (ii) makes a request to the Trustee to be discharged from its obligations on the Debt Securities of such series and
(iii) complies with any additional conditions specified to be applicable with respect to legal defeasance of Debt Securities of such series, then the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Debt Securities of such series, the obligations of the Company under the Indenture and the Debt Securities of such series to pay the principal of (and premium, if any) and interest on the Debt Securities of such series shall cease, terminate and be completely discharged, and the Holders thereof shall thereafter be entitled only to payment out of the money or U.S. Government Obligations deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (SECTIONS 403 AND 404).

     "U.S. Government Obligations" is defined in the Indenture as direct noncallable obligations of, or noncallable obligations the payment of principal of and interest on which is guaranteed by, the United States of America, or to the payment of which obligations or guarantees the full faith and credit of the United States of America is pledged, or beneficial interests in a trust the corpus of which consists exclusively of money or such obligations or a combination thereof. (SECTION 101)

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt Securities are issuable in definitive form as Registered Debt Securities. (SECTION 301) Reference is made to the Prospectus Supplement for the terms relating to the form, exchange, registration and transfer of Debt Securities issuable in temporary or permanent global forms.

     Registered Debt Securities of any series will be exchangeable for other Registered Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations.

     Registered Debt Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed), at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Debt Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the Person making the request. The Company has appointed the Trustee as Security Registrar. (SECTION 305) If a Prospectus Supplement refers to any transfer agents (in addition to the Security Registrar) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable solely as Registered Debt Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities. (SECTION 1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Registered Debt Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Debt Securities of that series for redemption and ending on the close of business on the day of mailing of the relevant notice of redemption or
(ii) register the transfer of or exchange any Registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Debt Security being redeemed in part. (SECTION 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and any premium and interest on Registered Debt Securities will be made in the designated currency or currency unit at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that, at the option of the Company, payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Debt Securities will be made to the Person in whose name such Registered Debt Security is registered at the close of business on the Regular Record Date for such interest. (SECTION 307)

     Unless otherwise indicated in an applicable Prospectus Supplement, the Corporate Trust Office of the Trustee in New York, New York will be designated as a Paying Agent for the Company for payments with respect to Debt Securities issuable solely as Registered Debt Securities. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for such series. (SECTION 1002)

     All moneys paid by the Company to a Paying Agent for the payment of principal of and any premium or interest on any Debt Security that remain unclaimed at the end of three years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof. (SECTION 1003)

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued, in whole or in part, in the form of one or more global Debt Securities that would be deposited with a depositary or its nominee identified in the applicable Prospectus Supplement. Global Debt Securities may be issued in either temporary or permanent form. The specific terms of any depositary arrangement with respect to any portion of a series of Debt Securities and the rights of, and limitations on, owners of beneficial interests in any such global Debt Security representing all or a portion of a series of Debt Securities will be described in the applicable Prospectus Supplement. (SECTION 204)

MEETINGS

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. (SECTION 1301) A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as described under "Notices" below.
(SECTION 1302) Except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution presented at a meeting or adjourned meeting at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; PROVIDED, HOWEVER, that, except for any consent that must be given by the Holder of each Outstanding Debt Security affected thereby, as described under "Modification" above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Debt Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Subject to the proviso set forth above, any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series and any related coupons. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series. (SECTION 1304)

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York. (SECTION 113)

NOTICES

     Notices to Holders of Registered Debt Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (SECTION
107)

THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, as a creditor of the Company, to obtain payment of claims in certain cases and to realize on certain property received with respect to any such claims, as security or otherwise. (SECTION 613) The Trustee is permitted to engage in other transactions, except that, if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign. (SECTION 608)

     The Trustee may from time to time serve as a depositary of funds of, make loans to and perform other services for the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the terms of the capital stock of the Company set forth below does not purport to be complete, and for additional information, reference is made to the Company's Restated Certificate of Incorporation ("Charter") and By-laws, which are filed as exhibits to the Company's Annual Report on Form 10-K. The total number of shares of all classes of capital stock that the Company has authority to issue is 200,000,000 shares, of which 150,000,000 are shares of Common Stock and 50,000,000 are shares of Preferred Stock. As of February 28, 1997, 51,351,548 shares of Common Stock had been issued, of which 50,638,548 were outstanding. As of such date, no series of Preferred Stock had been designated or issued.

COMMON STOCK

     Subject to any preferential rights of the holders of Preferred Stock, holders of shares of Common Stock are entitled to receive dividends on such stock out of the assets or funds of the Company legally available for the payment of dividends when, as and if authorized and declared by the Board of Directors of the Company and to share ratably in the assets of the Company legally available for distribution to the stockholders of the Company in the event of its liquidation, dissolution or winding-up.

     Holders of shares of Common Stock are entitled to one vote per share on all matters voted on generally by the stockholders of the Company, including the election of directors, and except as otherwise required by law or except as provided with respect any series of Preferred Stock of the Company, the holders of such shares possess all voting power. The Charter does not provide for cumulative voting for the election of directors; therefore, the holders of a majority of the voting power of the total number of outstanding shares of Common Stock are able to elect the entire Board of Directors of the Company.

     No holder of Common Stock has any preemptive or preferential right to acquire or subscribe for any unissued shares of any class or series of capital stock or any authorized securities convertible into or carrying any right, option or warrant to subscribe for or acquire shares of any class or series of capital stock.

     The transfer agent and registrar for the Common Stock is SunTrust Bank, Georgia.

PREFERRED STOCK

     The Board of Directors is authorized, without action by the holders of Common Stock, to issue up to 50,000,000 shares of Preferred Stock in one or more series. Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "DGCL") and the
Company's Restated Certificate of Incorporation (the "Certificate of Incorporation:) to adopt resolutions and file a Certificate of Designations (the "Certificate of Designations") with the Secretary of State of the State of Delaware, fixing for each such series the designations, powers, preferences and rights of the shares of such series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, or such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

     Subject to limitations prescribed by the DGCL, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, upon issuance and full payment of the purchase price therefor, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Reference is made to the Prospectus Supplement relating to the series of Preferred Stock being offered for the specific terms thereof, including: (i) the title and stated value of such Preferred Stock; (ii) the number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock; (iii) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock; (iv) whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate; (v) the procedures for any auction and remarketing, if any, for such Preferred Stock; (vi) the provisions for a sinking fund, if any, for such Preferred Stock; (vii) the provisions for redemption, if applicable, of such Preferred Stock; (viii) any listing of such Preferred Stock on any securities exchange; (ix) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof) and conversion period; (x) voting rights, if any, of such Preferred Stock; (xi) a discussion of any material and/or special Federal income tax considerations applicable to such Preferred Stock; (xii) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution of winding up of the affairs of the Company; and (xiv) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

     The transfer agent and registrar for each series of Preferred Stock will be described in the related Prospectus Supplement.

                             DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities or Preferred Stock. Warrants may be issued independently or together with any Debt Securities or shares of Preferred Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities or shares of Preferred Stock. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and the Warrant Agent named in the Prospectus Supplement relating to the particular issue of Warrants (the "Warrant Agent"). The
Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Warrants.

GENERAL

     If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Warrants may be purchased;
(iii) the designation, aggregate principle amount, currency, currencies or currency units and terms of the Debt Securities purchasable upon exercise of the Warrants and the price at which such Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the series of Preferred Stock purchasable upon exercise of the Warrants to purchase Preferred Stock and the price at which such shares of Preferred Stock may be purchased upon such exercise; (v) if applicable, the designation and terms of the Debt Securities or Preferred Stock with which the Warrants are issued, and the number of Warrants issued with each such Debt Security or share of Preferred Stock;
(vi) if applicable, the date on and
after which the Warrants and the related Debt Securities or shares of Preferred Stock will be separately transferable; (vii) the date on which the right to exercise the Warrants will commence and the date (the " Expiration Date") on which such right will expire; (viii) whether the Warrants will be issued in registered or bearer form; (ix) a discussion of certain Federal income tax, accounting and other special considerations, procedures and limitations relating to the Warrants; and (x) any other terms of the Warrants.

     Warrants may be exchanged for new Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities or shares of Preferred Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or such number of shares of Preferred Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrant. Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

     Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities or shares of Preferred Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Warrants. Upon receipt of such payment and the certificate representing the Warrants to be exercised properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities or shares of Preferred Stock purchasable upon such exercise. If fewer than all of the Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Warrants.

                        CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's Charter and By-Laws have provisions that could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors of the Company and in the policies formulated by the Board of Directors and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. The provisions are designed to reduce the vulnerability of the Company to an unsolicited proposal for a takeover of the Company that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of the Company. The provisions are also intended to discourage certain tactics that may be used in proxy fights. The Board of Directors believes that, as a general rule, such takeover proposals would not be in the best interest of the Company and its stockholders.

     Set forth below is a description of such provisions in the Charter and By-Laws. The Board of Directors has no current plans to formulate or effect additional measures that could have an anti-takeover effect.

     Pursuant to the Charter, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause (as defined) and only by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of voting stock of the Company, voting together as a single class. Vacancies on the Board of Directors may only be filled by the remaining directors and not by the stockholders.

     The Charter provides that the number of directors will be fixed by, or in the manner provided in, the Company's By-Laws. The Company's By-Laws provide that the whole Board of Directors will consist of not less than two nor more than twelve members, the exact number to be set from time to time by the Board of Directors. Accordingly, the Board of Directors, and not the stockholders, has the authority to determine the number of directors and could delay any stockholder from obtaining majority representation of the Board of Directors by enlarging the Board of Directors and filling the new vacancies with its own nominees until the next stockholder election.

     The Company's By-Laws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. In general, notice must be received by the Company with respect to annual meetings not later than 90 days prior to the anniversary of the immediately preceding annual meeting and with respect to special meetings not later than 10 days after the public announcement of the meeting date and must contain certain specified information concerning the stockholder submitting the proposal.

     Subject to the terms of any Preferred Stock, any action required or permitted to be taken by the stockholders of the Company must be taken at a duly called annual or special meeting of stockholders and may not be taken by written consent. Special meetings may only be called by a majority of the entire Board of Directors.

     The Board of Directors of the Company is authorized to issue shares of Preferred Stock in one or more series, and to fix for each such series the designations and relative powers, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, or terms or conditions of redemption, as are permitted by the DGCL. The Board of Directors of the Company could authorize the issuance of shares of Preferred Stock with terms and conditions that could discourage a takeover or other transaction that holders of some or a majority of shares of Common Stock might believe to be in their best interests or in which such holders might receive a premium for their shares over the then market price of such shares. No series of Preferred Stock has been established as of the date of this Prospectus.

     Stockholders may adopt, alter, amend or repeal provisions of the Company's By-Laws only by vote of 66 2/3% or more of the combined voting power of the then outstanding voting stock of the Company. In addition, the affirmative vote of 66 2/3% of the combined voting power of the then outstanding shares of voting stock of the Company is required to amend certain provisions of the Charter, including the provisions referred to above relating to the classification of the Board of Directors, filling vacancies on the Board of Directors, removal of directors only for cause, prohibiting stockholder action by written consent, prohibiting the calling of special meetings by stockholders and approval of amendments to the Company's By-Laws.

     The Company is subject to Section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 percent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10 percent of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination or the transaction resulting in the person becoming an interested stockholder is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85 percent of the voting stock of the corporation in the transaction in which it became an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities in and/or outside the United States:
(i) through underwriters or dealers, (ii) directly to a limited number of purchasers or to a single purchaser or (iii) through agents. The Prospectus Supplement with respect to the Securities offered thereby (the " Offered Securities") will set forth the terms of the offering of the Offered
Securities, including the name or names of any underwriters or agents, the purchase price of the Offered Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are used in the sale of Offered Securities for which this Prospectus is delivered, the Company will sell such Offered Securities to dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities for which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement arising thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Securities may be sold directly by the Company to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Securities.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Eric B. Brown, Esq., Vice President and General Counsel of the Company. As of February 28, 1997, Mr. Brown owned directly or indirectly approximately 4,000 shares of Common Stock and owned directly options to purchase 11,800 shares of such stock.

                                    EXPERTS

     The consolidated financial statements of Transocean Offshore Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Transocean ASA as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated herein by reference, have been audited by Coopers & Lybrand ANS, independent accountants, as set forth in their report thereon, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              ---------------------

             TABLE OF CONTENTS

           PROSPECTUS SUPPLEMENT
                                        PAGE
                                        ----
Prospectus Supplement Summary........    S-3
Use of Proceeds......................    S-8
Capitalization.......................    S-9
Business.............................   S-10
Selected Consolidated Financial
  Data...............................   S-16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   S-17
Description of Securities............   S-24
Underwriting.........................   S-30
Legal Matters........................   S-31

                 PROSPECTUS
Available Information................      3
Incorporation of Certain Documents by
  Reference..........................      3
The Company..........................      4
Use of Proceeds......................      4
Ratio of Earnings to Fixed Charges...      4
Description of Debt Securities.......      4
Description of Capital Stock.........     11
Description of Warrants..............     12
Certain Anti-Takeover Provisions.....     13
Plan of Distribution.................     15
Legal Matters........................     16
Experts..............................     16

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                                  $300,000,000

                                   TRANSOCEAN
                                 OFFSHORE, INC.

                                  $100,000,000
                                % NOTES DUE 2027

                                  $200,000,000
                                 % DEBENTURES DUE 2027

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                                     [LOGO]
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                              GOLDMAN, SACHS & CO.

                              SALOMON BROTHERS INC

                          ABN AMRO CHICAGO CORPORATION

                                CREDIT LYONNAIS
                             SECURITIES (USA) INC.

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